  21 Scarsdale Road | Yonkers, NY 10707 | 914-961-6100

October 18, 2012

VIA EDGAR

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hudson Valley Holding Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the fiscal quarter ended June 30, 2012
Filed August 9, 2012
File No. 001-34453

Dear Mr. Pande:

We are in receipt of your letter dated October 4, 2012 (the “Comment Letter”) concerning the above-captioned filings of Hudson Valley Holding Corp. (or collectively with its subsidiaries referred to as “the Company”, “we,” “our” and “us”).  Our response to your comment is below.  To facilitate your review, we have repeated your comment below in bold type, followed by our response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Note 4. Loans, page 15

1.
We note your tabular disclosure on page 17 of the recorded investments and unpaid principal balances of your impaired loans and also that as of June 30, 2012 there are no allowance loan losses attributed to your impaired loans. Noting your allowance for loan loss and charge-off policies on pages 9 and 10, please tell us in detail and revise future filings to describe how you measure the amount to charge off related to collateral-dependent impaired loans. Specifically, tell us and revise future filings to discuss whether you charge-off loans to the estimated fair value, to the unadjusted appraised value or to some other amount. If you do not charge-off loans to the estimated fair value, please explain to us why you do not maintain an allowance for loan loss on collateral dependent loans for qualitative adjustment related to estimated liquidation expenses disclosed on page 26.

Mr. Amit Pande
Securities and Exchange Commission
October 18, 2012

The Company carries all impaired loans at estimated fair value. We typically take partial charge-offs as opposed to carrying specific reserves to cover impairment. The determination of estimated fair value of collateral-dependent loans includes adjustments for dated appraisals and estimated costs to hold and sell. In future filings, the Company will revise the “Loan Charge-Offs” policy by including a discussion of the determination of fair value, including the measurement factors utilized.

Thank you for your consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact me at 914-771-3294.

Very truly yours,

/s/ Andrew J. Reinhart

Andrew J. Reinhart
First Senior Vice President
Controller and Interim Chief Financial Officer